SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2020

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.

(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.

Publicly-Held Company

CNPJ/ME 02.558.115/0001-21

NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON APRIL 14th, 2020

DATE, TIME AND PLACE: April 14th, 2020, at 12 p.m., by means of videoconference.

PRESENCE: The Board of Directors’ Meeting of the TIM Participações S.A. (“Company”) was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Agostino Nuzzolo, Carlo Filangieri, Carlo Nardello, Elisabetta Romano, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Sabrina di Bartolomeo, and Pietro Labriola, by means of videoconference, as provided in paragraph 2nd, Section 25 of the Company’s By-laws.

BOARD: Mr. Nicandro Durante - Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Compensation Committee; (2) To acknowledge on the activities carried out by the Statutory Audit Committee; (3) To resolve on the proposal for the Company’s Long Term Incentive Plan grants (“Plan”); (4) To elect the Statutory Officers of the Company and to appoint the Officers of the subsidiary of the Company, TIM S.A., and (5) Presentation on Business Continuity.

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

(1) Acknowledged on the activities carried out by the Compensation Committee (“CR”) at its meeting held on April 14th, 2020, as per Mr. Nicandro Durante’s report, Chairman of the CR.

(2) Acknowledged on the absence of meetings held by the Statutory Audit Committee (“CAE”) since the last report made by Mr. Gesner José de Oliveira Filho, Coordinator of the CAE.

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM PARTICIPAÇÕES S.A.

April 14th, 2020

(3) Approved the third and final grant of the Company’s Long Term Incentive Plan, based on the CR’s favorable opinion, at its meeting held on April 14th, 2020.

(4) (4.1) Due to the end of the term of office of the Officers, the Board Members elected, in accordance with Section 22, item XXI of the By-laws, the Company’s Board of Officers, composed of seven (7) Officers, indicated as follows: (i) Diretor Presidente (Chief Executive Officer), Mr. Pietro Labriola, Italian, in a stable union, Bachelor in Business Administration, bearer of the RNM nº G188964-B, enrolled in the taxpayers’ roll (CPF/ME) under No. 074.053.501-35, domiciled at Avenida João Cabral de Mello Neto, No. 850, South Tower, 13th floor, Barra da Tijuca, in the city and State of Rio de Janeiro; (ii) Diretor Financeiro (Chief Financial Officer) and Diretor de Relações com Investidores (Investor Relations Officer), Mr. Adrian Calaza, Argentinean, married, Bachelor in Business Administration, bearer of RNE nº V406011-M, valid through October, 9th, 2021, enrolled in the taxpayers’ roll (CPF/ME) No. 059.618.647-90, domiciled at Avenida João Cabral de Mello Neto, No. 850, South Tower, 13th floor, Barra da Tijuca, in the city and State of Rio de Janeiro; (iii) Business Support Officer, Mr. Bruno Mutzenbecher Gentil, Brazilian, married, Bachelor in Business Administration, bearer of the Identity Card No. 07.212.618-8, issued by IFP/RJ, enrolled in the taxpayers’ roll (CPF/ME) under No. 001.330.367-82, domiciled at Avenida João Cabral de Mello Neto, No. 850, South Tower, 13th floor, Barra da Tijuca, in the city and State of Rio de Janeiro; (iv) Regulatory and Institutional Affairs Officer, Mr. Mario Girasole, naturalized as Brazilian, married, Bachelor in Economics, bearer of the Identity Card No. 32.859.384-3, enrolled in the taxpayers’ roll (CPF/ME) under No. 059.292.237-50, domiciled at Avenida João Cabral de Mello Neto, No. 850, South Tower, 13th  floor, Barra da Tijuca, in the city and State of Rio de Janeiro; (v) Diretor Jurídico (Legal Officer), Mr. Jaques Horn, Brazilian, married, Lawyer, bearer of the Identity Card No. 70.654, issued by OAB/RJ in May 8th, 2009, enrolled in the taxpayers’ roll (CPF/ME) under No. 846.062.237-15, domiciled at Avenida João Cabral de Mello Neto, No. 850, South Tower, 13th  floor, Barra da Tijuca, in the city and State of Rio de Janeiro; (vi) Chief Technology Information Officer, Mr. Leonardo de Carvalho Capdeville, Brazilian, married, Electric Engineer, bearer of the Identity Card No. 83.403-6, issued by SSP/ES in August 27th, 1986, enrolled in the taxpayers’ roll (CPF/ME) under No. 015.358.317-74, domiciled at Avenida João Cabral de Mello Neto, No. 850, South Tower, 13th floor, Barra da Tijuca, in the city and State of Rio de Janeiro; and (vii) Chief Revenue Officer, Mr. Alberto Mario Griselli, Italian, married, Bachelor in Engineering, bearer of the RNE No.  V354056-O, valid through August 9th, 2020, enrolled in the taxpayers’ roll (CPF/ME) under No. 058.431.817-07, domiciled at Avenida João Cabral de Mello Neto, No. 850, South Tower, 13th floor, Barra da Tijuca, in the city and State of Rio de Janeiro. All Board of Officers’ members will remain in the office until the first Board of Directors’ meeting to be held after the Company’s Annual Shareholders’ Meeting of the year 2022. The elected hereby declared, under penalty of law, that they are not involved in any of the crimes provided for by law that prevents them from performing business activities, in accordance with Section 147 of Law 6,404 of December 15th, 1976, and also informed, that will present the instrument of investiture, the statement provided by the Comissão de Valores Mobiliários (“CVM”) Instruction No. 367/2002, the statements provided in Sections 18 and 19 of the Company’s By-laws and other statements, within the legal term.

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM PARTICIPAÇÕES S.A.

April 14th, 2020

(4.2) Due to the above resolution, the limits of authority of the Company’s Officers and attorneys-in-fact are established as follows: (i) Diretor Presidente (Chief Executive Officer): full power to, acting individually, carry out, sign and represent the Company in any and all acts, documents or before any public authority up to the amount of R$30.000.000,00 (thirty million Reais) per operation or series of operations related; (ii) Diretor Financeiro (Chief Financial Officer): full power to, acting individually, carry out, sign and represent the Company in relation to activities of the financial area, including without limitation, financial and treasury operations contracts, guarantee agreements in general, including borrowing and lending, assignment and discount of securities, up to the amount of R$30.000.000,00 (thirty million Reais) per operation or series of operations related, and to carry out the other acts and sign any all documents behalf of the Company, within its area of activities, up to the amount of R$5.000.000,00 (five million Reais) per operation or series of operations related; and (iii) the other Offices of the Company Diretor de Relações com Investidores (Investor Relations Officer); Business Support Officer; Regulatory and Institutional Affairs Officer; Diretor Jurídico (Legal Officer); Chief Technology Information Officer and Chief Revenue Officer: full power and the authority to, acting individually, carry out, sign and represent the Company in any and all acts, documents or before any public authority, within their respective areas of activity, up to the maximum amount of R$5.000.000,00 (five million Reais) per operation or series of operations related. The financial limits approved herein must be observed solely and exclusively for the implementation of the transaction and/or for the execution of legal transaction that results in the assumption of obligations and/or in the waiver of rights by the Company. In this sense, such limits will not be applied in the following situations, among others: (i) in the execution of agreements for the sale of goods and services that represent revenues; (ii) in the practice of acts of simple administrative routines before legal entities of internal public law, public companies or companies that make up the indirect administration, and others of the same nature; and (iii) in the execution of acts of the Company's financial operational routine, such as the authorization and/or payment of taxes or any obligations, transfers of funds between accounts of the same ownership, applications and redemptions of financial resources of the Company, opening or closing of current accounts, and request and cancellation of access to any systems made available by financial institutions in general. Finally, all Officers may perform any acts and sign any and all documents, on behalf of the Company, that have previously been approved by the competent corporate bodies, regardless of the financial limits established herein.

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM PARTICIPAÇÕES S.A.

April 14th, 2020

(4.3) In accordance with Section 22, item XXV of the Company’s By-laws, appointed to compose the Board of Officers of TIM S.A., subsidiary of the Company, Messrs: (i) Diretor Presidente (Chief Executive Officer), Mr. Pietro Labriola; (ii) Diretor Financeiro (Chief Financial Officer) and Diretor de Relações com Investidores (Investor Relations Officer), Mr. Adrian Calaza; (iii) Business Support Officer, Mr. Bruno Mutzenbecher Gentil; (iv) Regulatory and Institutional Affairs Officer, Mr. Mario Girasole; (v) Diretor Jurídico (Legal Officer), Mr. Jaques Horn; (vi) Chief Technology Information Officer, Mr. Leonardo de Carvalho Capdeville; and (vii) Chief Revenue Officer, Mr. Alberto Mario Griselli.

(5) The Board members acknowledged on several preventive measures adopted by the Company’s management, in view of the progress and developments related to Covid-19. Such measures have as main purpose the protection of the health of its employees, customers, suppliers and the community in general, as well as the preservation and continuity of the Company’s business. The measures are in line with the strict control recommended by the World Health Organization and by the Brazilian and international authorities. The Company’s management has been monitoring the situation daily and assessed its effects on the Company’s activities.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members: Messrs. Nicandro Durante, Agostino Nuzzolo, Carlo Filangieri, Carlo Nardello, Elisabetta Romano, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Sabrina di Bartolomeo, and Pietro Labriola.

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM PARTICIPAÇÕES S.A.

April 14th, 2020

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), April 14th, 2020.

JAQUES HORN

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: April 14, 2020	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.